                                                                                                                                                For Investors:

                                                                                                                                                Keith Helming

                                                                                                                                                Chief Financial Officer

                                                                                                                                                +31 20 655 9670

                                                                                                                                                khelming@aercap.com

                                                                                                                                                Peter Wortel

                                                                                                                                                Investor Relations

                                                                                                                                                +31 20 655 9658

                                                                                                                                                pwortel@aercap.com

                                                                                                                                                For Media:

                                                                                                                                                Frauke Oberdieck

PRESS RELEASE                                                                                                               Corporate Communications

                                                                                                                                                +31 20 655 9616

FOR IMMEDIATE RELEASE                                                                                            foberdieck@aercap.com

AerCap Holdings N.V. Reports Third Quarter 2007 Financial Results

Amsterdam, Netherlands; November 8, 2007 - AerCap Holdings N.V. (the “Company” or “AerCap”) (NYSE: AER) today announces the results of its operations for the third quarter ended September 30, 2007.

Third Quarter Highlights

•                  Third quarter 2007 net income was $48.6 million, compared with $46.7 million for the same period in 2006. Third quarter 2007 net income excluding non-cash charges relating to the mark-to-market of our interest rate caps and share-based compensation was $58.1 million.

•                  Third quarter 2007 basic and diluted earnings per share were $0.57.  Third quarter 2007 basic and diluted earnings per share excluding non-cash charges relating to the mark-to-market of our interest rate caps and share-based compensation were $0.68.

•                  Total revenue for the third quarter 2007 was $335.9 million, up 12% vs. third quarter 2006.

•                  Lease revenue for the third quarter 2007 was $136.7 million, up 23% vs. third quarter 2006.

•                  Sales revenue for the third quarter 2007 was $187.1 million, up 14% vs. third quarter 2006 and was generated from the sale of seven aircraft, four engines and the sale of parts inventory.

•                  Total assets were $4.3 billion at September 30, 2007, a 20% increase over total assets of $3.5 billion at September 30, 2006.

•                  Committed purchases of aviation assets delivered or scheduled for delivery in 2007 are $854.2 million thus far, of which $518.7 million closed in the first nine months of 2007.

•                  A funding facility of $182 million was closed for pre-delivery payments relating to eight new A330s under a forward order with Airbus

Significant events previously disclosed

•                  On August 6, 2007, AerCap completed a secondary offering of 20 million shares, increasing the percentage of shares held by public investors from 31% to 54%.

•                  AerCap signed six new lease agreements and executed 22 letters of intent including 16 letters of intent for new aircraft with average lease terms of 108 months.  In addition, on October 10, 2007, we signed lease agreements for six new A320s for a period of 120 months with Aeroflot — a new customer.

Klaus Heinemann, CEO of AerCap, commented, “Our growth program has progressed well with 29 aircraft and 11 engine acquisitions since December 2006. The continued strength of the aviation lease market in combination with our strong marketing capability allows AerCap to lock in attractive lease terms for long periods. This is reflected in the average lease term of 108 months that we achieved in letters of intent executed for new aircraft in the third quarter 2007. We are also very pleased to have won the Russian national carrier, Aeroflot as a new customer, with a transaction involving six new Airbus 320 aircraft with a 120-month lease period.”

AerCap’s CFO, Keith Helming, added, “We are delighted to report strong revenue growth for this quarter, particularly lease revenue.  AerCap is well positioned for future growth with nearly $2 billion of committed funding plus free cash of $272 million. Since the start of the recent concerns in the debt markets, we were also able to close on a $182 million funding facility with a major institution for pre-delivery payments on our A330 forward order.  In addition, we are pursuing other opportunities for new debt financing to allow for further growth.”

Summary of Financial Results

AerCap recorded third quarter 2007 net income of $48.6 million or $0.57 per basic and diluted share.  Included in the third quarter 2007 net income amount was a net loss on non-cash charges related to the mark-to-market of our interest rate caps and share-based compensation of $9.5 million or $0.11 per basic and diluted share.  The net loss relating to the mark-to-market of our interest rate caps was $6.7 million and the net loss from share-based compensation was $2.8 million.

Detailed Financial Data

($ in Millions)

Operating results

	Three months ended September 30,			Nine months ended September 30,
	2007	2006	% increase/ (decrease)	2007		2006	% increase/ (decrease)

Revenue	$335.9	$300.4*	12%	$892.0		$602.8	48%
Net income	48.6	46.7*	4%	143.3	**	117.0	22%

* - Revenue and net income include $12.7 million and $11.1 million, respectively, primarily from the sale of financial assets classified as other revenue in the table below.

** - Includes a non-recurring charge to interest expense from refinancing of securitized bonds of $24.0 million, net of tax.

Revenue breakdown

	Three months ended September 30,			Nine months ended September 30,
	2007	2006	% increase/ (decrease)	2007	2006	% increase/ (decrease)

Lease revenue:
Basic rents	$125.2	$98.8	27%	$368.3	$282.5	30%
Maintenance rents.	11.2	4.5	149%	31.7	10.9	191%
End-of-lease compensation	0.3	7.7	–96%	17.1	17.7	–3%
Lease revenue	$136.7	$111.0	23%	$417.1	$311.1	34%
Sales revenue	187.1	164.7	14%	420.3	236.7	78%
Management fees and interest income	12.1	12.0	1%	34.9	37.0	–6%
Other revenue	–	12.7	–100%	19.7	18.0	9%
Total revenue	$335.9	$300.4	12%	$892.0	$602.8	48%

As indicated in the table above, lease revenue increased by 23% between the third quarter 2007 and the third quarter 2006 and 34% between the two nine-month periods.  The growth in the Company’s leased assets and the continued strength of lease rates in the current economic environment is reflected in our revenue through the significant increase in basic rents.

Effective tax rate

The effective tax rate during the third quarter 2007 for AerCap’s aircraft business was 15.0% and was 34.2% for the Company’s engine and parts business, resulting in an overall consolidated effective tax rate of 16.0%.

Financial position

	September 30, 2007	September 30, 2006	% Increase over September 30, 2006

Flight equipment held for lease	$2,927.3	$2,542.1	15%
Total assets	4,253.2	3,548.2	20%
Total liabilities	3,313.1	2,964.4	12%
Total equity	907.9	551.8	65%

As of September 30, 2007, AerCap’s portfolio consisted of 325 aircraft and 65 engines that were either owned, on order, under contract or letter of intent, or managed.

Secondary Offering of 20 million shares (as previously disclosed)

In the third quarter of 2007, AerCap filed a registration statement with the U.S. Securities and Exchange Commission for the sale of 20 million of the Company’s existing shares which were subsequently sold by companies controlled by funds and accounts affiliated with Cerberus in a secondary offering completed on August 6, 2007.  The registration increased the percentage of the Company’s shares held by public shareholders from 31% to 54%.  Proceeds from the sale of the registered shares were received by Cerberus-affiliated companies, members of senior management and board of directors.  The Company did not receive any of the proceeds of the offering.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of a non-GAAP measure used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Net income excluding non-cash charges relating to the mark-to-market of our interest rate caps and share-based compensation.  This measure is determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share-based compensation during the applicable period, net of related tax benefits, to GAAP net income.  AerCap believes this measure provides investors with a more meaningful view on AerCap’s operational performance and allows investors to better understand its operational performance in relation to past and future reporting periods. AerCap uses interest rate caps to protect against the negative impact of rising interest rates on its floating rate debt.  Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from the Company’s lease and other contracts.  AerCap does not apply hedge accounting to its interest rate caps.  As a result, AerCap is required to recognize the change in fair value of the interest rate caps in AerCap’s income statement during each period.  Following is a reconciliation of net income excluding non-cash charges relating to the mark-to-market of interest rate caps and share-based compensation to net income for the three and nine month periods ended September 30, 2007 and 2006:

($s in Millions)	Three months ended September 30,		Nine months ended September 30
	2007	2006	2007		2006
Net income	$48.6	$46.7	$143.3	*	$117.0
Plus: Non-cash charges relating to the mark-to-market of interest rate caps, net of tax	6.7	7.5	3.2		(7.3)
Non-cash charges related to share-based compensation, net of tax	2.8	9.3	7.0		10.5
Net income excluding non-cash charges related to the mark-to- market of interest rate caps and share-based compensation	$58.1	$63.5	$153.5	*	$120.2

* - Includes a non-recurring charge to interest expense from refinancing of securitized bonds of $24.0 million, net of tax.

Earnings per share excluding non-cash charges related to the mark-to-market of interest rate caps and share-based compensation are determined by dividing the amount of net income excluding such charges by the average number of shares outstanding for that period.  The average number of shares is based on a daily average.

Conference Call

In connection with the earnings release, management will host an earnings conference call on Thursday, November 8, 2007 at 9:30 a.m. EST. The call can be accessed live by dialing (U.S. investors) 800-772-1085 or (International investors) +1-706-634-5464 and referencing code 20964418 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under ‘Investor Relations’.

A replay of the call will be available beginning at 1:00 p.m. EST on November 8, 2007 and continuing through Thursday, November 22, 2007. To access the recording, call 800-642-1687 (U.S. investors) or +1-706-645-9291 (International investors) and enter pass code 20964418. The replay will be archived in the “Investor Relations” section of the Company’s website for one year.

About AerCap Holdings N.V.

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies through its certified repair stations. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China and the United Kingdom.

Forward Looking Statements

Certain items in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not necessarily limited to, statements relating to future operations.  Words such as “expect(s)” and similar expressions are intended to identify such forward-looking statements.  These statements are based on management’s current expectations and beliefs and are subject to a number of factors that could lead to actual results materially different from those described in the forward-looking statements.  AerCap’s expectations may not be attained.  There are important factors that could cause actual results, level of activity, performance or achievements to differ from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements.  In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release may not occur.  Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and AerCap does not assume any responsibility for the accuracy or completeness of any of these forward-looking statements.  Such forward-looking statements speak only as of the date of this press release.  AerCap expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Consolidated Balance Sheets - Unaudited

(In thousands of U.S. Dollars)

	September 30, 2007	December 31, 2006 (adjusted) *	September 30, 2006 (adjusted) *

Assets
Cash and cash equivalents	$271,997	$131,201	$215,325
Restricted cash	60,814	112,277	125,065
Trade receivables, net of provisions	26,978	25,058	27,959
Flight equipment held for operating leases, net	2,927,257	2,966,779	2,542,119
Flight equipment held for sale	163,962	—	—
Notes receivables, net of provisions	181,447	167,451	158,303
Prepayments on flight equipment	225,232	166,630	129,496
Investments	16,091	18,001	3,000
Goodwill	6,776	6,776	37,225
Intangibles, net	43,161	34,229	30,455
Inventory	75,861	82,811	85,475
Derivative assets	17,532	17,871	10,520
Deferred income taxes	91,897	96,521	95,837
Other assets	144,201	92,432	87,425
Total Assets	$4,253,206	$3,918,037	$3,548,204

Liabilities and Shareholders’ equity

Accounts payable	$6,693	$6,958	$3,571
Accrued expenses and other liabilities	76,914	92,466	73,325
Accrued maintenance liability	261,760	259,739	180,441
Lessee deposit liability	85,412	77,686	63,403
Debt	2,781,646	2,555,139	2,458,977
Accrual for onerous contracts	69,174	111,333	112,300
Deferred revenue	30,338	28,391	26,621
Deferred income taxes	1,152	3,383	45,785
Total liabilities	3,313,089	3,135,095	2,964,423

Minority interest	32,235	31,938	32,020

Share capital	699	699	646
Additional paid-in capital	605,093	591,553	384,318
Retained earnings	302,090	158,752	166,797
Total shareholders’ equity	907,882	751,004	551,761

Total Liabilities and Shareholders’ equity	$4,253,206	$3,918,037	$3,548,204

* Adjusted for our adoption of FSP No. AUG AIR-1 “Accounting for Planned Major Maintenance Activities” on January 1, 2007.

AerCap Holdings N.V.

Consolidated Income Statements - Unaudited

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006 (Adjusted *) (A)	2007	2006 (Adjusted *) (A)

Revenues
Lease revenue	$136,689	$110,974	$417,069	$311,131
Sales revenue	187,124	164,662	420,290	236,665
Interest revenue	8,272	8,730	23,722	26,656
Management fee revenue	3,789	3,263	11,137	10,330
Other revenue	—	12,738	19,744	18,014
Total Revenues	335,874	300,367	891,962	602,796

Expenses
Depreciation	35,143	21,044	106,298	72,347
Cost of goods sold	151,103	133,538	327,685	183,264
Interest on debt	58,268	51,808	177,114	111,432
Operating lease in costs	4,652	6,298	15,512	18,925
Leasing expenses	495	(10)	14,230	11,595
Provision for doubtful notes and accounts receivable	233	(1,443)	355	(847)
Selling, general and administrative expenses	27,934	36,337	82,161	66,571
Total Expenses	277,828	247,572	723,355	463,287

Income from continuing operations before income taxes and minority interest	58,046	52,795	168,607	139,509

Provision for income taxes	(9,288)	(6,167)	(24,971)	(23,203)

Net income before minority interest	48,758	46,628	143,636	116,306

Minority interest, net of taxes	(152)	37	(298)	730

Net Income	$48,606	$46,665	$143,338	$117,036

Basic and diluted earnings per share	0.57	0.60	1.69	1.50

Weighted average shares outstanding - basic and diluted	$85,036,957	$78,236,957	$85,036,957	$78,236,957

* – Adjusted for our adoption of FSP No. AUG AIR-1 “Accounting for Planned Major Maintenance Activities” on January 1, 2007.

(A) – Includes the results of operations of AeroTurbine from the date of our acquisition - April 26, 2006.

AerCap Holdings N.V.

Consolidated Statements of Cash Flows - Unaudited

(In thousands of U.S. Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006 (Adjusted *) (A)	2007	2006 (Adjusted *)

Net income	48,606	46,665	143,338	117,036
Adjustments to reconcile net income to net cash provided by operating activities
Minority interest	152	(37)	298	(730)
Depreciation	35,143	20,859	106,298	72,347
Amortisation of debt issuance cost	3,302	2,191	34,861	5,886
Amortisation of intangibles	2,939	1,575	7,862	8,656
Gain on elimination of fair value guarantee	—	—	(10,736)	—
Provision for doubtful notes and accounts receivable	233	(545)	355	51
Capitalised interest on pre-delivery payments	(1,621)	(1,109)	(4,607)	(3,747)
Gain on disposal of assets	(31,304)	(26,731)	(74,788)	(48,153)
Change in fair value of derivative instruments	2,823	18,660	339	(187)
Deferred taxes	(2,120)	6,142	10,536	22,966
Share-based compensation	3,243	13,058	8,017	14,993
Changes in assets and liabilities
Trade receivables and notes receivable, net	(7,231)	19,665	(16,271)	36,442
Inventories	24,899	(30,824)	12,973	(32,833)
Other assets	(6,084)	(3,314)	(25,602)	(4,354)
Accounts payable and accrued expenses, including accrued maintenance liability, lessee deposits	(11,962)	4,034	(38,178)	(14,789)
Deferred revenue	(1,123)	675	1,946	2,708
Net cash provided by operating activities	59,895	70,964	156,641	176,292

Purchase of flight equipment	(68,273)	(134,111)	(457,450)	(390,437)
Proceeds from sale/disposal of assets	147,256	158,695	332,438	218,481
Prepayments on flight equipment	(37,432)	(25,080)	(106,634)	(59,946)
Purchase of subsidiaries, net of cash acquired	—	—	—	(145,246)
Purchase of intangibles	—	—	(16,794)	—
Movement in restricted cash	117,302	(7,645)	51,463	32,665
Net cash provided by (used in) investing activities	158,853	(8,141)	(196,977)	(344,483)

Issuance of debt	50,804	80,227	2,104,368	540,523
Repayment of debt	(246,812)	(163,886)	(1,880,097)	(347,042)
Debt issuance costs paid	(398)	(1,140)	(42,417)	(25,007)
Capital contributions from minority interests	—	—	—	32,750
Net cash (used in) provided by financing activities	(196,406)	(84,799)	181,854	201,224
	—
Net increase (decrease) in cash and cash equivalents	22,342	(21,976)	141,518	33,033
Effect of exchange rate changes	(469)	(87)	(722)	(1,262)
Cash and cash equivalents at beginning of period	250,124	237,388	131,201	183,554
Cash and cash equivalents at end of period	271,997	215,325	271,997	215,325

* - Adjusted for our adoption of FSP No. AUG AIR—1 “Accounting for Planned Major Maintenance Activities” on January 1, 2007.

(A) - Includes the results of operations of AeroTurbine from the date of our acquisition — April 26, 2006.